Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,		Year Ended December 31,

	2010	2009	2009	2008	2007	2006	2005

Portion of rentals representing interest	$20	$21	$77	$89	$101	$75	$62

Capitalized interest, including
discontinued operations	117	99	441	326	214	152	83

Other interest and fixed charges,
including discontinued operations	17	24	160	153	135	147	240

Total fixed charges (A)	$154	$144	$678	$568	$450	$374	$385

Earnings-pretax income with
applicable adjustments (B)	$988	$604	$3,816	$7,145	$6,761	$8,717	$4,739

Ratio of (B) to (A)	6.42	4.19	5.63	12.58	15.02	23.31	12.31